The total number of pages contained on this document is 25.





                                    FORM 6-K
                                    --------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of September 2000

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                (Translation of Registrant's Name into English)

                             3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                        --------------------------------
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  Form 20-F    X                                             Form 40-F ___
              ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes ___                                                     No   X
                                                                  ---


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.



                                                                        1 of ___

AMENDMENTS TO THE ARTICLES OF INCORPORATION, REGULATIONS OF THE BOARD OF DIRECTORS AND SHARE HANDLING REGULATIONS OF NIPPON TELEGRAPH AND TELEPHONE CORPORATION

  Nippon Telegraph and Telephone Corporation has amended its Articles of Incorporation, Regulations of its Board of Directors and Share Handling Regulations. Such items, as amended, are attached as exhibits hereto.

                                   SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NIPPON TELEGRAPH AND TELEPHONE
                                        CORPORATION



                                            By:  /s/ KAZUTO TSUBOUCHI
                                                 ----------------------
                                            Name:  Kazuto Tsubouchi
                                            Title: Senior Manager
                                                   Investor Relations Group
                                                   Department IV


Date:  September 28,  2000

                                                                       EXHIBIT A


                                 (TRANSLATION)

                                                     Approved on March 23, 1985
                                                     Revised and approved on
                                                       June 26, 1986,
                                                       June 29, 1988,
                                                       June 27, 1991,
                                                       June 29, 1994,
                                                       June 29, 1995,
                                                       June 29, 1999 and
                                                       June 29, 2000

                           ARTICLES OF INCORPORATION
                                      OF
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION


                                  CHAPTER I.
                              GENERAL PROVISIONS

Article 1.  (Corporate Name)
           1. The company shall be incorporated pursuant to the Nippon Denshin Denwa Kabushiki Kaisha Law and the name of the company shall be Nippon Denshin Denwa Kabushiki Kaisha.
           2. The name of the company in English translation shall be Nippon Telegraph and Telephone Corporation.

Article 2.  (Purpose)
           1. The purpose of the company shall be to hold all the shares which both Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (hereinafter referred to as the "Regional Companies") respectively issue and to ensure proper and stable provision of telecommunications services by the Regional Companies as well as to conduct research relating to the telecommunications technologies that will form the foundation for telecommunications.

           2. The company shall engage in the following business activities:
           (1) subscribing for and holding the shares which the Regional Companies issue as well as exercising the rights as the holder of the shares;

           (2) providing advice, mediation and other assistance to the Regional Companies;

           (3) conducting research relating to the telecommunications technology that will form the foundation for telecommunications; and

           (4) such business activities as are incidental to the business activities of the preceding three items.

           3. The company may, besides the business activities referred to in the preceding paragraph, engage business activities necessary to achieve the purpose of the company.

Article 3.  (Location of Head Office)
           The head office of the company shall be located in Chiyoda-ku, Tokyo.

Article 4.  (Public Notices)
           Public notices of the company shall be given by publication in the "Nippon Keizai Shimbun" published in Tokyo.

                                   CHAPTER II.
                                     SHARES

Article 5.  (Total Number of Shares)
           The total number of shares authorized to be issued by the company shall be sixty-two million three hundred twenty-two thousand five hundred ninety (62,322,590) shares.

Article 6.  (Par Value of Each Par Value Share,
              Non-Issuance of Fractional Share Certificates)
           1. All shares issued by the company shall be par value shares and the par value of each share shall be fifty thousand yen (\50,000).
           2. The company shall not issue fractional share certificates.

Article 7.  (Share Handling Regulations)
           The denomination of share certificates, registration of transfer of shares, entry in the register of fractional shares, registration relating to the right of pledge, re-issue of share certificates, indication of trust property and other matters concerning the handling of shares and fractional shares and handling charges therefor shall be governed by the share handling regulations established by the board of directors.

Article 8.  (Notification of Address and Seal Impression, etc.)
           1. A shareholder (including beneficial owner, hereinafter the same), registered pledgee and holder of fractional shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.
           2. A shareholder, registered pledgee and holder of fractional shares, or its legal representative or its representative, having its residence in a foreign country may designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.
           3. The provision in the first paragraph shall apply to the attorney referred to in the preceding paragraph.
           4. When a person fails to make any notification referred to in the first through third paragraphs, the company shall not be responsible for any damage arising from such failure.

Article 9.  (Record Date)
           1. The company shall deem the shareholders entered in the register of shareholders and the register of beneficial owners (hereinafter collectively called the "register of shareholders, etc.") as at the close of March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders to be held in respect of the relevant fiscal year.

           2. In addition to the preceding paragraph, whenever necessary the company shall, by a resolution of the board of directors, and having given prior public notice thereof, deem the shareholders or registered pledgees entered in the register of shareholders, etc. as of a fixed date or the holders of fractional shares entered in the register of fractional shares as of the same date to be those shareholders, pledgees or holders of fractional shares who are entitled to exercise their rights.

Article 10.  (Transfer Agent)
           1. The company may appoint a transfer agent or agents which will handle the business of registration of transfer of shares, entry in the register of fractional shares and the register of beneficial owners, and other matters.
           2. The transfer agent, its location and the scope of its authority shall be determined by a resolution of the board of directors and public notice shall be given with respect thereto.

Article 11.  (Rights of Holders of Fractional Shares)
           The holders of fractional shares shall be entitled to receive dividends and distribution of cash in accordance with Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends") and to subscribe new shares, convertible bonds and bonds with rights to subscribe new shares.


                                  CHAPTER III.
                            MEETINGS OF SHAREHOLDERS

Article 12.  (Convocation)
           1. The president shall convene an ordinary meeting of shareholders in June of each year and an extraordinary meeting of shareholders whenever necessary, in accordance with a resolution of the board of directors.
           2. When the president is unable to act, one of the other directors shall convene the meeting in accordance with the order predetermined by a resolution of the board of directors.

Article 13.  (Chairman of Meetings)
           1. The president shall act as chairman at meetings of shareholders.
           2. When the president is unable to act, one of the other directors shall act as chairman in accordance with the order predetermined by a resolution of the board of directors.

Article 14.  (Method of Making Resolutions)
           Unless otherwise provided by law or by these Articles of Incorporation, all resolutions of meetings of shareholders shall be adopted by a majority vote of shareholders present at the meeting.

Article 15.  (Voting by Proxy)
           1. A shareholder or its legal representative may not delegate the exercise of his vote to anyone other than another shareholder of the company, provided that the Japanese government, a local municipality or a corporation which is a shareholder may delegate the exercise of its vote to the staff or employees of the government or such municipality or corporation.
           2. When a shareholder or its legal representative intends to delegate the exercise of his vote to others, he shall submit each time a proxy to the company before the meeting.

Article 16.  (Minutes of Meetings)

           The substance of proceedings at a meeting of shareholders and the results thereof shall be recorded in minutes of the meeting which shall bear the names and seals of the chairman and of the directors present at the meeting.


                                   CHAPTER IV.
                     DIRECTORS AND BOARD OF DIRECTORS, ETC.

Article 17. (Number of Directors)
           There shall be no more than fifteen (15) directors of the company.

Article 18.  (Election of Directors)
           1. Directors shall be elected at a meeting of shareholders by a majority vote of shareholders present at the meeting which shareholders present hold shares representing in the aggregate one-third (1/3) or more of the total number of issued shares.
           2. Cumulative voting shall not be used for the election of directors.

Article 19.  (Term of Office)
           1. The term of office of directors shall expire at the conclusion of the ordinary meeting of shareholders held to settle accounts for the fiscal period last ending within two (2) years from their assumption of office.
           2. The term of office of any director elected to fill a vacancy or elected because of an increase in number shall be the same as the remainder of the term of office the other directors.

Article 20. (Election of Representative Directors and Directors with Specific Powers)
           1. The board of directors shall select from among its members one (1) president.
           2. The company may have one (1) chairman of the board of directors and one (1) or more senior executive vice presidents and executive vice presidents (jomu).
           3. The provision in the first paragraph shall apply to appointment of the chairman of the board of directors, senior executive vice presidents and executive vice presidents referred to in the preceding paragraph.
           4. The president shall represent the company.
           5. The board of directors may select one (1) or more directors from among its members to be representative directors of the company, in addition to the president.
           6. The president shall preside over the business affairs of the company in accordance with the resolutions of the board of directors.
           7. When the president is unable to act, one of the other directors shall act on his behalf in accordance with the order predetermined by a resolution of the board of directors.

Article 21.  (Meetings of Board of Directors)
           1. A meeting of the board of directors shall be convened by the president and he shall act as chairman.
           2. Notwithstanding the preceding paragraph, when the chairman of the board of directors is appointed, he shall convene the meeting and act as chairman. However, this provision shall not be applicable when the chairman of the board of directors is unable to act.
           3. When the president is unable to act, one of the other directors shall act as chairman in accordance with the order predetermined by a resolution of the board of directors.
           4. Notice of a meeting of the board of directors shall be dispatched to each director and statutory auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.
           5. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of the directors present which directors present shall constitute a majority of all directors.
           6. Unless otherwise provided by law or by these Articles of Incorporation, any other matters with respect to the board of directors shall be governed by the regulations of the board of directors established by the board of directors.

Article 22.  (Counsellors and Advisors)
           1. The company may have one (1) or more counsellors (soudan yaku) and advisors (komon) by resolution of the board of directors.
           2. The counsellors shall provide advice and suggestions with respect to the entire business of the company and the advisors shall provide advice and suggestions with respect to a specific matter, as requested by the president.


                                   CHAPTER V.
               STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

Article 23.  (Number of Statutory Auditors)
           There shall be no more than four (4) statutory auditors of the company.

Article 24.  (Election of Statutory Auditors)
           Statutory auditors shall be elected at a meeting of shareholders by a majority vote of shareholders present at the meeting which shareholders present hold shares representing in the aggregate one-third (1/3) or more of the total number of issued shares.

Article 25.  (Term of Office of Statutory Auditors)
           1. The term of office of statutory auditors shall expire at the conclusion of the ordinary meeting of shareholders held to settle accounts for the fiscal period last ending within three (3) years from their assumption of office.
           2. The term of office of any statutory auditor elected to fill a vacancy shall be the same as the remainder of the term of office of his predecessor.

Article 26.  (Full-time Statutory Auditors)
           The statutory auditors shall appoint one (1) or more full-time statutory auditors from among their number.

Article 27.  (Meetings of Board of Statutory Auditors)
           1. Notice of a meeting of the board of statutory auditors shall be dispatched to each statutory auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.
           2. Resolutions at a meeting of the board of statutory auditors shall be adopted by a majority vote of the statutory auditors present shall constitute a majority of all statutory auditors.
           3. Unless otherwise provided by law or by these Articles of

Incorporation, any other matters with respect to the board of statutory auditors shall be governed by the regulations of the board of statutory auditors established by the board of statutory auditors.


                                   CHAPTER VI.
                                    ACCOUNTS

Article 28.  (Fiscal Period)
           The fiscal period of the company shall commence on the 1st day of April of each year and end on the 31st day of March of the following year, and the accounts of the company shall be closed on the last day of each fiscal period.

Article 29.  (Dividends)
           1. Dividends shall be paid to the shareholders or registered pledgees appearing on the register of shareholders, etc. as of the closing of accounts for each fiscal period and the holders of fractional shares appearing on the register of fractional shares as of the closing of accounts for each fiscal period.
           2. The company shall be exempted from the obligation to pay dividends referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or the holders of fractional shares were in default of receipt of dividends.
           3. Dividends shall bear no interest even during the period referred to in the preceding paragraph.

Article 30.  (Interim Dividends)
           1. Interim dividends may be paid to the shareholders or registered pledgees appearing on the register of shareholders, etc. as of the 30th day of September of each year or the holders of fractional shares appearing on the register of fractional shares as of the same date by a resolution of the board of directors.
           2. The provisions in the second and third paragraphs of the preceding Article shall apply to interim dividends.

Article 31.  (Conversion of Convertible Bonds and Dividends and Interim
Dividends)
           Initial dividends or interim dividends on the shares issued upon conversion of convertible bonds and the fractional shares created in connection therewith shall be paid on the assumption that conversion shall have taken place on the 1st day of April, in case the request for conversion was made during the period from the 1st day of April to the 30th day of September, and on the 1st day of October, in case the request was made during the period from the 1st day of October to the 31st day of March of the following year.

                            SUPPLEMENTARY PROVISIONS

Article 1.  (Shares Issued at the Time of Incorporation)
           The number of shares to be issued by the company at the time of incorporation shall be fifteen million six hundred thousand (15,600,000) shares, and the issuing price shall be two hundred thirteen thousand two hundred ten yen (\213,210) per share and the amount not to be credited to the stated capital shall be one hundred sixty-three thousand two hundred ten (\163,210) per share.

Article 2.  (Contribution at the Time of Incorporation)
           In connection with incorporation of the company, Nippon Telegraph & Telephone Public Corporation shall contribute its entire assets to the company in accordance with Article 3, paragraph 8 of the supplementary provisions of the Nippon Denshin Denwa Kabushiki Kaisha Law at the price of three trillion three hundred twenty-six billion seventy-six million yen (\3,326,076,000,000) and fifteen million six hundred thousand (15,600,000) shares of the company shall be allotted to that corporation.

Article 3.  (Terms of Office of First Directors and Statutory Auditors)
           The terms of office of the first directors and statutory auditors shall expire at the conclusion of the ordinary meeting of shareholders held first after their assumption of office.

Article 4.  (Expenses of Incorporation)
           The expenses of incorporation which are to be borne by the company shall be not more than ten million yen (\10,000,000).

           The promoters for the purpose of incorporation of Nippon Telegraph and Telephone Corporation have made these Articles of Incorporation and have hereunto affixed their names and seals this 20th day of March, 1985.

            (Name and address of each promotor: Translation omitted)

                                                                       EXHIBIT B

                                  (TRANSLATION)

                        REGULATIONS OF BOARD OF DIRECTORS
                                       OF
                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION

                                                   Established on March 28, 1985
                                                   Revised on March 29, 2000

Article 1.  (Purpose)
           Unless otherwise provided by law or the Articles of Incorporation, any matters with respect to conduct of the board of directors shall be governed by these regulations.

Article 2.  (Composition)
           The board of directors shall consist of all the directors.

Article 3.  (Attendance by Statutory Auditors)
           Any statutory auditor may attend meetings of the board of directors and express his opinions.

Article 4.  (Meetings)
           Meetings of the board of directors shall consist of ordinary meetings of the board of directors and extraordinary meetings of the board of directors. An ordinary meeting of the board of directors shall be held generally once every month and an extraordinary meeting of the board of directors shall be held whenever it is deemed necessary.

Article 5.  (Person to Convene Meetings and Chairman)
           1. A meeting of the board of directors shall be convened by president and he shall act as chairman.

           2. Notwithstanding the preceding paragraph, when the chairman of the board of directors is appointed, he shall convene the meeting and act as chairman. However, this provision shall not be applicable when the chairman of the board of directors is unable to act.

           3. When the president is unable to act, one of the other directors shall convene the meeting of the board of directors and act as chairman in accordance with the order predetermined by resolution of the board of directors.

Article 6.  (Procedures of Convocation)
           1. Notice of a meeting of the board of directors shall be dispatched to each director and statutory auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of emergency.

           2. When there is unanimous consent of all the directors and statutory auditors, a meeting of the board of directors may be held without the notice mentioned in the preceding paragraph.

           3. Any director may request the president or any other director authorized to convene a meeting of the board of directors by submitting in writing an agenda.

           4. In case the request of the preceding paragraph has been made, if within five (5) days a notice of convocation of a meeting of the board of directors of which the day of meeting is within two (2) weeks from the day of the request is not dispatched, the director who made the request may convene the meeting of the board of directors.

           5. Any statutory auditor may request that a meeting of the board of directors be convened in the cases enumerated by law and if deemed necessary.

           6. The provisions of paragraph 4 shall apply mutatis mutandis when there has been a request mentioned in the preceding paragraph.

Article 7.  (Method of Adopting Resolutions)
           1. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of the directors present which directors present shall constitute a majority of all the directors.

           2. A director with a special interest in a resolution mentioned in the preceding paragraph shall have no right to vote on it.

Article 8.  (Matters to be Resolved at Meetings)
           The matters to be resolved at meeting of the board of directors shall be as set forth in Annex I.
           The contents of each item of "4. Matters concerning group management,
(1) Matters concerning basic principles of group management" shall be as provided in Annex II, and each item of "9. Matters concerning business" shall be as provided in Annex III.

Article 9.  (Handling Urgent Matters)
           In the event that any matter to be resolved at a meeting can not be presented to the meeting because of particular urgency, the president may execute such matter without a resolution of a meeting of the board of directors. In such event, the president shall present the matter to the next meeting and obtain approval.

Article 10.  (Report)
           Each director shall report the matters provided in Annex IV to meetings of the board of directors.

Article 11.  (Minutes)
           The minutes of a meeting of the board of directors shall contain a summary of proceedings and the results thereof and the name of directors who did not vote for a resolution and they shall bear the names and seal impressions of the directors and statutory auditors present.

Article 12.  (Notice to Directors and Statutory Auditors Absent)
           Directors and statutory auditors absent from a meeting of the board of directors shall be notified of the results of the proceedings.

                             Supplementary Provision
                                (March 28, 1985)

           These regulations shall come into force on April 1, 1985.

                             Supplementary Provision
                              (November 2, 1990)
             These regulations shall come into force on November 5, 1990.

                             Supplementary Provision
                                (July 5, 1991)
             These regulations shall come into force on July 5, 1991.

                             Supplementary Provision
                              (January 14, 1994)
             These regulations shall come into force on January 14, 1994.

                             Supplementary Provision
                                 (June 29, 1994)
             These regulations shall come into force on June 29, 1994.

                             Supplementary Provision
                                 (July 1, 1999)
             These regulations shall come into force on July 1, 1999.

                             Supplementary Provision
                               (December 9, 1999)
             These regulations shall come into force on December 9, 1999.

                             Supplementary Provision
                                (March 29, 2000)
             These regulations shall come into force on March 29, 2000.

ANNEX I
1.         Matters concerning shareholder's meetings

           (1)       Convocation of a shareholder's meeting

           (2) Determination of the order of directors who shall convene a shareholders' meeting and act as chairman when the president is unable to act

           (3)       Determination of agenda of a shareholders' meeting

2.         Matters concerning financial statements

           (1)       Approval of financial statements and schedules

           (2) Approval of consolidated balance sheets and statements of income

           (3)       Determination of interim dividends

           (4) Approval of interim balance sheets, interim statements of income and interim business reports

           (5)       Approval of security reports and interim reports

3.         Matters concerning meeting of the board of directors

           (1) Determination of the order of directors who shall convene a meeting of the board of directors and act as chairman when the president is unable to act

           (2) Establishment, amendment or cancellation of the regulations of the board of directors

4.         Matters concerning group management

           (1)       Matters concerning basic principles of group management

           (2) Execution and amendment of agreements concerning operating expenses for group management

           (3) Execution and amendment of agreements concerning fundamental research and development

5.         Matters concerning shares, bonds, etc.

           (1)       Issue of new shares

           (2)       Transfer of legal reserve into the stand capital

           (3)       Split of shares

           (4)       Offering of bonds or notes

           (5)       Issue of convertible bonds or notes

           (6)       Issue of bonds or notes with warrant

           (7) Establishment, amendment or cancellation of the share handling regulations

           (8) The determination of the record date (excluding the record date provided in the Article of Incorporation)

           (9) Determination of the transfer agent, its location and the scope of its authority

6.         Matters concerning officers

           (1) Appointment of representative directors and other directors with specific titles

           (2)       Appointment of the chairman

           (3) Determination of the order of directors who shall act on behalf of the president when he is unable to act

           (4) Determination of assignment of works among directors and entrustment of duty as employee

           (5)       Appointment of counsellors (sodan yaku) and advisors
                     (komon)

7.         Matters concerning personnel affairs and systems, etc.

           (1) Appointment and removal of branch managers and other employee in high ranks

           (2) Establishment, amendment or abolition of branch offices or any other substantial organization units

8.         Matters concerning transactions between directors and the company

           (1) Approval of transactions by directors which are included in the business conducted by the company

           (2)       Approval of transaction between directors and the company

9.         Matters concerning businesses

           (1)       Disposition or acquisition of substantial assets

           (2)       Borrowing in substantial amounts

           (3) Any other particularly important matters concerning the business

10.        Others

           (1) Matters delegated by a resolution at a shareholder's meeting to the board of directors

           (2) Matters considered particularly necessary by the board of directors

ANNEX II

Matters concerning basic principles of group management

1.         Important basic policy concerning group management

2.         Important business execution concerning group management

           (1)   execution and amendment of group agreements

           (2)   exercise of voting rights concerning principal subsidiaries

3.         Any other important matters concerning group management

4.         Important matters concerning business operation of subsidiaries

                                                                       EXHIBIT C
                                  (TRANSLATION)

                           SHARE HANDLING REGULATIONS
                                       OF
                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Established in September, 1985
Revised in April, 1986
Revised in July, 1991
Revised in July, 1992
Revised in June, 1994
Revised in July, 1999
Revised in October, 1999
Revised in April, 2000
Revised in May, 2000

           The share handling regulations of Nippon Telegraph and Telephone Corporation are established pursuant to Article 7 of the Articles of Incorporation of Nippon Telegraph and Telephone Corporation as follows:

                                   CHAPTER I.
                               GENERAL PROVISIONS

Article 1.  (Purpose)
---------------------

           The denomination of share certificates and the handling of shares and fractional shares and handling charges therefor shall be governed by those Regulations pursuant to Article 7 of the Article of Incorporation (Share Handling Regulations); provided, however, that the handling of beneficial owners shall be governed by the rules provided by the Japan Securities Depositary Center (hereinafter referred to as "JASDEC") as well as these Regulations.

Article 2.  (Transfer Agent)
----------------------------

(1) The business regarding shares and fractional shares of the Company such as registration of transfer of shares, entry in the register of fractional shares, registration relating to the right of pledge, indication or cancellation of trust property, delivery of share certificates and acceptance of notification shall be handled by the transfer agent of the Company.

(2) The transfer agent of the Company, its share handling office and intermediary share handling offices shall be as follows:
      Transfer Agent:         The Chuo Mitsui Trust and Banking Company, Limited

                              7-1, Kyobasi 1-chome Chuo-ku, Tokyo

      Share Handling Office:  Head office of The Chuo Mitsui Trust and Banking
                              Company, Limited

                              7-1, Kyobasi 1-chome Chuo-ku, Tokyo

      Intermediary Share      Head office and each branch offices in Japan of

      Handling Offices:       The Chuo Mitsui Trust and Banking Company, Limited

                              Head office, branch offices and
                              sub-branch offices of Japan Securities
                              Agents, Ltd.

Article 3.  (Denominations of Share Certificates)
-------------------------------------------------

           Share certificates to be issued by the Company shall be in the denominations of 1 share, 10 shares, 100 shares and 1,000 shares; provided, however, that a certificate representing a number other than those listed above may be issued if necessary.

Article 4.  (Method of Application, Request and Notification)
-------------------------------------------------------------

           Any application, request or notification with respect to the shares and the fractional shares shall be in a form prescribed by the Company and the seal impression notified in accordance with Article 21 (Notification of Address, Name and Seal Impression) shall be affixed thereto.

Article 5.  (Proxy)
-------------------

           In the event that any application, request or notification with respect to the shares and the fractional shares is made by a proxy, a document evidencing his power shall be submitted. In the event that a consent of a curator (hosanin) or an assistant (hojonin) is required for such application, request or notification, a document evidencing such consent shall be submitted.

                                   CHAPTER II.
                    REGISTRATION OF TRANSFER OF SHARES, ETC.

Article 6.  (Registration of Transfer of Shares)
------------------------------------------------

(1) In case of application for registration of transfer of shares, a prescribed application form therefor shall be submitted, together with the share certificates.

(2) In case of application for registration of transfer of shares acquired by reason other than assignment, a document evidencing such acquisition shall be submitted together with the application and the share certificates as set forth in the preceding paragraph; provided, that the share certificates need not be submitted if such certificates have not been issued.

(3) The Company may, with respect to the provision of Article 6 of the Law concerning Nippon Telegraph and Telephone Corporation, etc (Law No. 85 of 1984, hereinafter referred to as the "Kaisha Law"), request any necessary document to be submitted.

Article 7. (Request for Registration of Transfer of Shares from Foreign Nationals and the Like)

           With respect to request for registration of transfer of shares from any foreign national and the like set forth in paragraph (1) of Article 6 of the Kaisha Law, the

Company shall refuse such request when acceptance of such request would results in excess of the proportion set forth in paragraphs (1) and (2) of Article 6 of the Kaisha Law.

Article 8.  (Registration of Transfer of Shares under Special Provisions)
-------------------------------------------------------------------------

           In the event that any special procedure is required by laws or orders for transfer of shares, an application for registration thereof shall be submitted, together with the share certificates and a document evidencing the completion of such procedure.

Article 9.  (Register of Fractional Shares)
-------------------------------------------

(1) A prescribed application form shall be submitted when no necessity of entry in the register of fractional shares is notified.

(2) In the event that application for change of entry in the register of fractional shares is made by reason other than assignment, the provision of paragraph (2) of Article 6 shall be applied mutatis mutandis.

Article 10.  (Entry in the Register of Beneficial Owners)
---------------------------------------------------------

           Entry in the register of beneficial owners shall be made pursuant to the notice from JASDEC with respect to the beneficial owners and to the beneficial ownership card.

Article 11.  (Beneficial Ownership Card)
----------------------------------------

           Each beneficial owner shall submit a beneficial ownership card through a participant in the Japan Securities Depository and Book-entry Delivery System.

Article 12.  (Aggregation)
--------------------------

           When the Company recognizes that a shareholder registered in the register of shareholders and a beneficial owner registered in the register of beneficial owners is identical based on the address and the name of such person, the number of shares held by such person shall be aggregated for the purpose of exercising shareholders' rights.

                                  CHAPTER III.
                  REGISTRATION RELATING TO THE RIGHT OF PLEDGE
                        AND INDICATION OF TRUST PROPERTY

Article 13.  (Registration Relating to the Right of Pledge or Cancellation
--------------------------------------------------------------------------
Thereof)
--------

           In case of application for registration of establishment or amendment of a pledge on shares or cancellation thereof, a prescribed application form therefor shall be submitted under the joint signatures of the pledgor and the pledgee, together with the share certificates.

Article 14.  (Indication or Cancellation of Trust Property)
-----------------------------------------------------------

           In case of application for indication of trust property on share or cancellation thereof, a prescribed application form therefor shall be submitted by the trustor or the trustee, together with the share certificates.

                                   CHAPTER IV.
                      NON-POSSESSION OF SHARE CERTIFICATES

Article 15.  (Request for Non-Possession of Share Certificates)
---------------------------------------------------------------

(1) In case of request for non-possession of share certificates, a request therefor in a prescribed form shall be submitted, together with share certificates; provided, that the share certificates need not be submitted if such certificates have not been issued.

(2) Share certificates for which request set forth in the preceding paragraph has been made shall be cancelled by the Company.

Article 16.  (Application for Delivery of Share Certificates Not in Possession)
-------------------------------------------------------------------------------

           In the event that the shareholder who requested non-possession of share certificates applies for the issuance of share certificates, he shall submit a prescribed application form therefor.

                                   CHAPTER V.
                        REISSUANCE OF SHARE CERTIFICATES

Article 17.  (Reissuance due to Split or Consolidation)
-------------------------------------------------------

           In case of application for issuance of new share certificates by reason of split or consolidation of share certificates, a prescribed application form therefor shall be submitted, together with the share certificates.

Article 18.  (Reissuance due to Loss)
-------------------------------------

           In case of application for issuance of new share certificates by reason of loss of share certificates, a prescribed application form therefor shall be submitted, together with the original transcript or a certified copy of the judgment of nullification.

Article 19.  (Reissuance due to Stain, Mutilation or Damage)
------------------------------------------------------------

           In case of application for issuance of new share certificates by reason of stain, mutilation or damage, a prescribed application form therefor shall be submitted, together with the share certificates; provided, that if the share certificates are stained, mutilated or damaged to such extent as makes it difficult to ascertain the genuineness of the share certificates, the procedures set out in the preceding Article shall be followed.

Article 20.  (Reissuance due to Completion of Column of Share Certificate)
--------------------------------------------------------------------------

           In case of completion of the column for the names of holders of a share certificate, the Company shall recall the share certificate and issue a new share certificate.

                                   CHAPTER VI.

                           MISCELLANEOUS NOTIFICATIONS

Article 21.  (Notification of Address, Name and Seal Impression)
----------------------------------------------------------------

           A shareholder and a beneficial owner or their legal representative shall make notification of his address, name and seal impression by submitting a prescribed shareholder card or beneficial ownership card. In the event that any matter notified is changed, notification thereof shall be made; provided, that foreigners, etc. who are accustomed to signatures may substitute specimen signatures for seal impressions.

Article 22.  (Representative of Juridical Person)
-------------------------------------------------

(1) In the event that a shareholder or a beneficial owner is a judicial person, a name of its representative shall be notified.

(2) In the event that the representative is changed, notification thereof in a prescribed form shall be submitted together with a certified excerpt from the commercial register.

Article 23.  (Notification of Representative of Co-owners)
----------------------------------------------------------

(1) Shareholders or beneficial owners who jointly own shares shall appoint a representative and make notification of such representative.

(2) In the event that the representative referred to in the preceding paragraph is changed, notification thereof shall be made in the same manner.

Article 24.  (Notification of Change in Surname or Trade Name, etc.)
--------------------------------------------------------------------

           In the event that a change of entry in the register of shareholders and register of beneficial owners and description on share certificates is desired due to the following reasons, notification thereof in a prescribed form shall be submitted, together with the share certificates and a document evidencing such fact; provided, however, that in the event that the share certificates are not in issue and in case of change of entry in register of beneficial owners, no share certificates need be submitted:

     1.  A change in surname or given name;
     2. An appointment, change or removal of legal representative such as parents or guardians;
     3.  A change of trade name or name of juridical person;
     4.  Reorganization of juridical person.

Article 25.  (Notification by Non-Resident Shareholder)
-------------------------------------------------------

           A shareholder and a beneficial owner or their legal representative who resides in a foreign country shall make notification of a temporary address in Japan for receipt of notice or appoint a standing agent in Japan. In the event that any matter notified is changed, notification thereof shall be made.

Article 26.  (Application to Registered Pledgees, etc.)
-------------------------------------------------------

           The provisions of this Chapter shall apply mutatis mutandis to registered pledgees, trustees of trust property and holders of fractional shares.

Article 27.  (Special Provision regarding Various Notifications of Beneficial
-----------------------------------------------------------------------------
Owners)
-------

           In case of notification by a beneficial owner set forth in this Chapter, such notification shall be made through the participant; provided, however, that in case of a change in the seal impression of the beneficial owner, notification thereof need not be made through a participant.

                                  CHAPTER VII.
                          PURCHASE OF FRACTIONAL SHARES

Article 28.  (Method of Application for Purchase)
-------------------------------------------------

           In case of application for purchase of fractional shares, a prescribed application form therefor shall be submitted to the share handling office or any of the intermediary share handling offices set forth in Article 2 (Transfer Agent).

Article 29.  (Determination of Purchase Price)
----------------------------------------------

           The purchase price of fractional shares in respect of which application for purchase has been made shall be equal to the last selling price of a share of the Company on the Tokyo Stock Exchange on the day on which the application form set forth in the preceding Article is received by the share handling office or any intermediary share handling office multipled by their proportion to one share; provided, however, that if no transaction of the Company's shares takes place on such stock exchange on such day or if such day is not a business day of such stock exchange, the purchase price shall be equal to the price at which the first transaction of the Company's shares takes place on such stock exchange multiplied by their proportion to one share.

Article 30.  (Payment of Purchase Price)
----------------------------------------

(1) The Company shall pay the amount of the purchase price calculated pursuant to the preceding Article after deduction of the handling charges set forth in
Article 33 and consumption tax with respect thereto on the 6th business day counting from the day next following the day on which the purchase price was determined at the place where the application form for purchase was received; provided, however, that, if the purchase price is a price cum right to receive a dividend, stock split (free distribution) or subscription right or any other right, the Company shall pay the purchase price on or prior to the record date, or on or prior to the allotment date.

(2) The applicant for purchase may request that the purchase price be paid to him by transfer to an account at a bank designated by him or by postal money order.

Article 31.  (Transfer of Fractional Shares Purchased)
------------------------------------------------------

           The title to the fractional shares for which an application for purchase has been made shall pass to the Company on the day on which payment of the purchase price is made or the procedure for payment of the purchase price is completed as provided in the preceding Article.

                                  CHAPTER VIII.
                                HANDLING CHARGES

Article 32.  (Handling Charges with respect to Issuance and Reissuance of Share
-------------------------------------------------------------------------------
Certificates)
-------------



           With respect to the handling of shares of the Company, the Company may charge handling charges equal to the amount of stamp taxes imposed on the issuance of the new share certificates plus the amount equal to consumption tax relating thereto in the following cases:

           1. In the case of delivery of share certificates pursuant to the application for issuance set forth in Article 16 (Application for Delivery of Share Certificates Not in Possession):

           2. In the case of delivery of share certificates pursuant to the application for reissuance set forth in Article 17 (Reissuance due to Split or Consolidation):

           3. In the case of delivery of share certificates pursuant to the application for reissuance set forth in Article 18 (Reissuance due to Loss):

           4. In the case of delivery of share certificates pursuant to the application for reissuance set forth in Article 19 (Reissuance due to Stain, Mutilation or Damage):

Article 33.  (Handling Charges with respect to Application for Purchase of
--------------------------------------------------------------------------
Fractional Shares)
------------------

           Handling charges with respect to purchase of fractional shares pursuant to Article 28 (Method of Application for Purchase) shall be the amount determined after overall consideration to the general standard and other matters and the Company shall charge the amount equal to consumption tax imposed thereon in addition to the above handling charges.

                             SUPPLEMENTAL PROVISIONS

            These Regulations shall come into force on May 26, 2000.